Exhibit 99.1

Psyence BioMed Announces Settlement of Shareholder Litigation

NEW YORK – February 11, 2026 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”) today announced that it has entered into a settlement agreement to resolve a direct shareholder claim made by KAOS Capital Ltd (“KAOS”). The claim, originally made on January 14, 2026, and amplified on January 26, 2026, alleged, among other things, improper and oppressive actions on the part of the Company against KAOS, resulting in KAOS suffering alleged damages (the “KAOS Allegations”). The Company, its board of directors (“Board”) and officers have denied the allegations and believe they are unsubstantiated and meritless.

Application Hearing

On January 16, 2026, KAOS issued a notice of application (the “Application”) in the Ontario Superior Court (the “Court”) with respect to the KAOS Allegations and sought, among other remedies, to adjourn the shareholders’ meeting of the Company originally scheduled for January 22, 2026. On January 21, 2026, the Court dismissed the Application and ordered KAOS to pay the Company’s costs fixed in the amount of CDN $75,000 (the “Costs Award”).

Terms of the Settlement

Under the terms of the settlement, the Company will pay an aggregate amount of US $1,500,000 to KAOS and the Company has agreed to release KAOS from any obligation to pay the Costs Award. Furthermore, KAOS agrees that it will sell, or cause to be sold, all the common shares held by it in the Company to a third party designated by the Company at a price of US $5 per share. The settlement also includes a full retraction of the unproven KAOS Allegations, a full mutual release of all claims between the parties and such other customary undertakings of a settlement of this nature. The settlement represents a compromise of disputed claims and does not constitute an admission of liability or wrongdoing by the Company, the Board or any of its officers.

Financial Impact

The Company expects that the settlement will be funded by cash on hand and will be recorded in accordance with applicable accounting standards. Although the Company, the Board and its officers deny any wrongdoing, they have opted for a settlement to avoid further litigation, disruption to the Company’s business, and the significant costs related thereto.

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs. We are committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the implementation of the settlement terms. These statements are based on current assumptions and expectations, including that the settlement terms will not be challenged, the parties shall fulfil their respective obligations, and the Company will receive all such regulatory approvals to implement the settlement as may be required. These assumptions may prove incorrect. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements. There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays or challenges in implementing the settlement terms; (ii) the Company’s ability to maintain compliance with Nasdaq’s continued listing standards; (iii) potential volatility in the Company’s share price following the implementation of the settlement terms; (iv) changes in the regulatory, competitive, and economic landscape; and (v) risks associated with the Company’s development plans and clinical trials. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-298285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company’s product candidates are investigational and have not been approved by any regulatory authority for use in the treatment of any disease or condition, and clinical results (if any) may not be indicative of future results. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.